UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES

SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:

23.1 Consent of Grant Thornton LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Employee Relations Committee of

The Colgate-Palmolive Company Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

New York, New York
June 30, 2008

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
Assets

Cash and cash equivalents	$17,715,924	$17,727,682
Investments at fair value	2,691,625,283	2,528,244,709
Participant loans	16,801,808	18,299,199
Receivables:
Due from brokers for securities sold	548,730	1,949,994
Participant contribution receivable	1,406,849	1,348,870
Accrued interest and dividends	63,497	598,176

Total receivables	2,019,076	3,897,040

Total assets	2,728,162,091	2,568,168,630

Liabilities

Due to brokers for securities purchased	77,689	1,781,706
Long-term notes payable	138,154,395	192,059,200
Long-term notes payable to Colgate-Palmolive Company	84,262,322	60,990,724
Accrued interest on long-term notes	8,520,549	10,179,007

Total liabilities	231,014,955	265,010,637

Net assets available for benefits at fair value	$2,497,147,136	$2,303,157,993
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(1,514,011)	413,627

Net assets available for benefits	$2,495,633,125	$2,303,571,620

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

2007
Additions

Contributions:
Employer contributions	$13,909,807
Participants’ contributions	37,173,908

Total contributions	51,083,715
Net investment income:
Interest	6,225,662
Dividends	50,012,970
Net appreciation in the fair value of investments	388,659,456
Administrative expenses	(2,466,299)
Interest expense on long-term notes	(17,686,425)

Net investment income	424,745,364

Total additions	475,829,079

Deductions

Distributions to participants	(283,767,574)

Total deductions	(283,767,574)

Increase in net assets available for benefits	192,061,505
Net assets available for benefits – beginning of year	2,303,571,620

Net assets available for benefits – end of year	$2,495,633,125

The accompanying notes are an integral part of this financial statement.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a leveraged Employee Stock Ownership Plan (“ESOP”). State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP trust”). Citibank N.A. is the trustee of the remaining funds.

The Plan offers a Savings Program which includes an Employer Match, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2007, the Plan maintained the following funds:

Name of Fund		Description of the type of investment
Short Term Fixed Income Fund (Fund A)	-	Guaranteed investment contracts and fixed income securities

Colgate Common Stock Fund (Fund B)	-	Colgate-Palmolive Company Common Stock

Colgate Preferred Stock Fund (Fund D)	-	Colgate-Palmolive Company Preferred Stock (the ESOP trust)

Colgate Common Stock Fund (Fund E)	-	Colgate-Palmolive Company Common Stock (the ESOP trust)

Vanguard Wellington Fund (Fund J)	-	Common stocks and fixed income securities

Vanguard Institutional Index Fund (Admiral shares) (Fund K)	-	Equity securities included in the S&P 500 Index in similar proportion

EuroPacific Growth Fund (Fund L)	-	Primarily equity securities of companies outside the U.S, primarily in Europe and the Asia/Pacific region

Core Plus Fixed Income Fund (Fund N)	-	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities

Neuberger Berman Genesis Fund (Fund O)	-	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion at the time the fund first invests in them)

TCW Galileo Value Opportunities Fund (Fund P)	-	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell MidCap Value Index

T. Rowe Price Growth Stock Fund (Fund Q)	-	Normally invests in the common stock of a diversified group of growth companies with an above-average rate of earnings growth

Eaton Vance Large Cap Value Fund (Fund R)	-	Primarily invests in dividend paying value stocks of large-cap companies, which have market capitalizations equal to or greater than the median capitalization of companies included in the Russell 1000 Value Index

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,029,684 of long-term notes due at various dates through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends of $4.88 per annum, payable semi-annually, or, if higher, the dividend paid on eight shares of the Company’s common stock for the comparable period.

Dividends of $11.20 per share were paid on the Preference stock during 2007. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2007 are as follows: 2008—$63,712,938; 2009—$74,441,457. The fair value of the long-term notes outstanding as of December 31, 2007 and 2006 was estimated at $143 million and $201 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2007, the Company contributed $13,909,807 to the ESOP trust. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2007 and 2006, the ESOP trust had outstanding borrowings from the Company of $84,262,322 and $60,990,724, respectively, bearing an average interest rate of 5.84 percent. The fair value of the outstanding notes payable to the Company at December 31, 2007 and 2006 was estimated at $94 million and $65 million, respectively, based on current interest rates for debt with similar maturities.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2007 and 2006, 1,306,195 and 1,452,030 Preference shares (valued at $814,647,697 and $757,843,498) were allocated to employee accounts in the Plan, and the balance of 1,731,563 and 1,974,707 shares (valued at $1,079,941,212 and $1,030,639,077) remain to be allocated, respectively. The ESOP released shares are used to fund the employer portion of all the S&I Plan programs, and released shares are allocated in the following manner:

(1)	To repay principal and interest on the long term notes, in lieu of cash dividends on the Preference stock and the Company’s common stock held by the ESOP trustee,

(2)	Pursuant to the Company’s matching contribution under the Savings Program,

(3)	Pursuant to the Success Sharing Program,

(4)	Pursuant to the Bonus Savings Account Program,

(5)	Pursuant to the Income Savings Account Program, and

(6)	Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions

Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are “highly compensated” may contribute as follows: those employees whose 2007 recognized earnings were between $100,000 and $129,999 were limited to 12 percent of their recognized earnings, those employees whose 2007 recognized earnings were between $130,000 and $224,999 were limited to 10 percent of their recognized earnings and those employees whose 2007 recognized earnings equaled or exceeded $225,000 were limited to 8 percent of their recognized earnings. Participants may change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $15,500 and $15,000 in 2007 and 2006, respectively. Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5,000 for both 2007 and 2006 on a pre-tax basis.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the Company’s matching contributions, fund earnings or losses, and expenses. Allocations are based on participant earnings or account balances, as defined. Certain participant investment accounts are also charged with monthly investment service fees, depending on fund elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service. Company matching contributions for employees participating in the Savings Program are made in the form of an allocation of Preference stock and are diversifiable after participants complete three years of service or reach age 55, whichever comes first. Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and the requirements of the IRC. Unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his/her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the “Committee”), the withdrawal is due to financial hardship as defined in the Plan, or is within the administrative rules of the Committee and Federal tax laws.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate preference stock and become available to the Company to pay for administrative expenses incurred by the Plan and/or to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2007 and 2006 totaled $253,221 and $283,031, respectively.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E (the ESOP trust), in multiples of 1 percent. Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire. Participants may change how future contributions will be invested on a daily basis. Reallocation among the funds of previously invested amounts may be made on a daily basis.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participants who have $1,000 or more in the Plan may borrow from the total of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to Citibank N.A.’s prime rate, fixed at the time of loan application. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2007 had interest rates ranging from 4.0% to 11.5% and maturities through 2022.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Participants may on a daily basis diversify up to 100 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive all or a portion of his or her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee’s Bonus and Income Savings Account established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of Preference stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not had Retiree Insurance Account or SSA balances for at least two years in the Plan, and were hired after January 2, 1996 are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their Bonus Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may on a daily basis diversify up to 100 percent of their BSA among any of the other investment fund choices in the Plan. There are no age or service restrictions involved on this ability to diversify.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive a portion of his or her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s Income Savings Account. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may on a daily basis diversify up to 100 percent of their ISA among any of the other investment fund choices in the Plan. There are no age or service restrictions involved on this ability to diversify.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, Retiree Insurance Account (“RIA”) has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee’s RIA. The number of shares allocated is determined at the discretion of the Committee based upon the total number of shares available for allocation, actuarial assumptions and targeted funding of retiree health and life insurance. To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with the Company or a participating subsidiary on a full-time basis, and on the payroll on the last day of the year. Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may on a daily basis diversify up to 100 percent of their RIA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 or the third anniversary of their date of hire, whichever comes first.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at anytime and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the guaranteed investment contracts, as well as the adjustment of the fully benefit-responsive guaranteed investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Preference stock is stated at the greater of $65 par value or the fair value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost, which approximates fair value. The Plan’s investments in fully benefit-responsive guaranteed investment contracts are valued at fair value and then adjusted to contract value as discussed above and in Note 6. All other investments are stated at fair value based on quoted market prices or as otherwise determined by Citibank N.A., the Plan’s trustee.

Purchases and sales are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 will be effective as of the beginning of the Plan’s 2008 fiscal year. The Plan Administrator is currently evaluating SFAS 157 and does not expect the adoption to have a material impact on the financial statements of the Plan.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Furthermore, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective as of the beginning of the Plan’s 2008 fiscal year. The Plan Administrator does not expect to elect the fair value option under SFAS 159 and, as such, expects no impact on the Plan’s financial position or results of operations.

3.	Tax Status

The Company has obtained a determination from the Internal Revenue Service in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code (“IRC”), and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2007	2006
Colgate-Palmolive Company common stock, 2,305,577 and 2,903,197 shares, respectively	$179,742,783	$189,404,572
Colgate-Palmolive Company Series B Convertible Preference stock, 3,037,758 and 3,426,737 shares, respectively	1,894,588,909	1,788,482,575

A portion of the investments shown above are non participant-directed investments (see Note 5).

During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Equity securities:
Colgate-Palmolive Company common stock	$32,065,660
Colgate-Palmolive Company Preference stock	318,847,089

Total equity securities	350,912,749
Investments in registered investment companies	36,750,790
U.S. Government securities and corporate notes	995,917

Total net appreciation in the fair value of investments	$388,659,456

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.	ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2007	2006
Assets:
Cash and cash equivalents	$17,507,607	$17,557,589
Fixed income liquid reserve fund	1,440,649	1,471,151
Colgate-Palmolive Company common stock	45,657,196	58,660,350
Colgate-Palmolive Company Series B Convertible Preference stock	1,894,588,909	1,788,482,575
Accrued interest and dividends receivable	11,892	13,656

Total assets	1,959,206,253	1,866,185,321

Liabilities:
Long-term notes payable	138,154,395	192,059,200
Long-term notes payable to Colgate-Palmolive Company	84,262,322	60,990,724
Accrued interest on long-term notes	8,520,549	10,179,007

Total liabilities	230,937,266	263,228,931

Net assets available for benefits	$1,728,268,987	$1,602,956,390

		Year Ended December 31, 2007
Changes in net assets available for benefits:
Employer contributions		$13,909,807
Dividends and interest, net of fees		36,003,840
Net appreciation in the fair value of investments		327,517,409
Transfers to other funds		(63,752,960)
Interest expense on long-term notes		(17,686,425)
Distributions to participants		(170,679,074)

Increase in net assets available for benefits		$125,312,597

The Colgate-Palmolive Company Series B Convertible Preference stock allocated to participants (see Note 1) include nonparticipant-directed investments of 5,633 shares valued at $3,513,422 and 906,397 shares valued at $473,066,722 as of December 31, 2007 and 2006, respectively. The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 104,368 shares valued at $6,808,942 as of December 31, 2006.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Investment Contracts

The Plan has entered into fully benefit-responsive guaranteed investment contracts (“contracts”) with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. For 2007, the average yield and the average crediting interest rate on the investment contracts were 3.9 percent and 4.6 percent, respectively. For 2006, the average yield and the average crediting interest rate on the investment contracts were 4.4 percent and 4.7 percent, respectively. Income on the contracts for each period is reflected as interest income on the Statement of Changes in Net Assets Available for Benefits.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for the portion of the net assets available for benefits attributable to the investment contract. The contract values of the investment contracts were $70,755,588 and $68,180,443 at December 31, 2007 and 2006, respectively. The fair values of the investment contracts were $72,269,599 and $67,766,816 at December 31, 2007 and 2006, respectively. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a clone contract. Such circumstances resulting in the payment of benefits at market value rather than contract value are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or in the case of a traditional guaranteed investment contract, at the hypothetical market value based upon a contractual formula).

7.	Reconciliation to Form 5500

At December 31, 2007 and 2006, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $252,468 and $556,796, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Related Party Transactions

Certain investments, within the Commingled Employee Benefit Trust Liquid Reserve Fund, are shares of funds managed by Citibank, the trustee of the Plan. These transactions qualify as party-in-interest transactions that are allowable under ERISA. As of December 31, 2007 and 2006, the Plan had $6,555,471 and $5,837,543, respectively, invested in the Commingled Employee Benefit Trust Liquid Reserve Fund. Administrative fees paid to Citibank for the year ended December 31, 2007 were $323,316. The Plan is also invested in Colgate-Palmolive Company common stock and Series B Convertible Preference stock, as disclosed in Note 4.

SIGNATURES

The Plan:	Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 30, 2008	/s/ Stephen C. Patrick
Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Date: June 30, 2008	/s/ Dennis J. Hickey
Dennis J. Hickey
Vice President and Corporate Controller
Colgate-Palmolive Company

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PARTICIPANT LOANS

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Participant loans, maturities ranging from 1 to 15 years	4% - 11.5%	$16,801,808

	Total Participant Loans		$16,801,808

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	1,857,877	$1,857,877

	U.S. Government Securities and Corporate Notes:

	United States Treasury Bonds and Notes:

	UNITED STATES TREAS, 3.375% due 11/30/2012	1,000,000	996,641

	UNITED STATES TREAS, 4.50% due 11/15/2010	3,100,000	3,223,275

	UNITED STATES TREAS, 4.00% due 6/15/2009	10,600,000	10,738,298

	Total U.S. Treasury Bonds and Notes		$14,958,214

	United States Government Agencies:

	FEDERAL HOME LN MTG CORP, 4.00% due 12/15/2009	3,500,000	3,528,417

	FEDERAL HOME LN MTG CORP, 4.125% due 10/18/2010	1,500,000	1,520,055

	FEDERAL HOME LN BANK, 5.375% due 7/17/2009	5,650,000	5,797,736

	FEDERAL NATL MTG ASSN, 4.125% due 5/15/2010	7,250,000	7,342,517

	FEDERAL NAT MTG ASSN GTD, 6.0% due 11/1/2017	296,285	303,248

	Total United States Government Agencies		$18,491,973

	Asset Backed/CMO:

	CHASE FUNDING MTG ABC 2003-6, 3.34% due 5/25/2026	154,652	153,189

	JOHN DEERE OWNER TRUST, 3.98% due 6/15/2009	83,632	83,595

	HONDA AUTO REC CMO, 3.28% due 2/18/2010	498,533	496,080

HONDA AUTO RECV OWNER TR, 4.15% due 10/15/2010	600,000	598,123
NISSAN AUTO RECV GR TR 20, 2.76% due 7/15/2009	131,658	131,222
USAA AUTO OWNER TRUST, 3.9% due 7/15/2009	40,941	40,908

Total Asset Backed/CMO		$1,503,117

Corporate Bonds:

TARGET CORP, 3.375% due 3/1/2008	625,000	623,358
WAL MART STORES INC, 6.875% due 8/10/2009	700,000	731,582
AMERICAN EXPRESS CO, 3.0% due 5/16/2008	700,000	695,601
BANK OF AMERICA CORP, 3.875% due 1/15/2008	575,000	574,840
BELLSOUTH CORP, 4.2% due 9/15/2009	450,000	447,321
BEAR STEARNS COS INC, 4.0% due 1/31/2008	575,000	574,084
CATERPILLAR FINL SVC, 3.7% due 8/15/2008	690,000	684,675
CITIGROUP INC, 4.25% due 7/29/2009	700,000	694,793
CREDIT SUISSE FIRST, 4.625% due 1/15/2008	700,000	699,936
DEERE JOHN CAPITAL, 3.9% due 1/15/2008	625,000	624,781
GENERAL ELEC CAP COR, 4.875% due 10/21/2010	900,000	913,378
GOLDMAN SACHS GROUP, 4.125% due 1/15/2008	655,000	654,765
INTERNATIONAL LEASE, 4.5% due 5/1/2008	750,000	747,429
JP MORGAN CHASE & CO NOTE, 3.625% due 5/1/2008	700,000	696,067
MORGAN STANLEY 3.875% due 1/15/2009	525,000	519,600
US BANCORP, 5.3% due 4/28/2009	700,000	707,014
WACHOVIA CORP 2ND NE, 3.5% due 8/15/2008	700,000	691,877
WELLS FARGO CO, 3.125% due 4/1/2009	700,000	686,307
INTERNATIONAL BUSINE, 3.8% due 2/1/2008	600,000	599,588

Total Corporate Bonds		$12,566,996

Total Fixed Income		$49,378,177

Guaranteed Insurance Contracts:
Bank of America, 4.67%	10,530,818	10,530,818
ING Life & Annuity, 4.60%	8,428,117	8,428,117
NATIXIS Capital Markets, Inc., 4.72%	13,410,476	13,410,476
Rabobank Nederland, 4.62%	12,131,755	12,131,755
State Street Bank, 4.72%	15,499,664	15,499,664
UBS AG, 4.84%	12,268,769	12,268,769

Total Guaranteed Insurance Contracts		$72,269,599

Total Fund A		$121,647,776

*	Represents a Party-In-Interest.

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND B)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	3,256,942	$3,256,942

*	Colgate-Palmolive Co. Common Stock	1,719,928	$134,085,587

	Total		$137,342,529

*	Represents a Party-In-Interest.

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE PREFERRED STOCK FUND (FUND D)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	756,040	$756,040	$756,040

*	Colgate-Palmolive Co. Series B Conv. Preference Stock	3,037,758	$197,649,401	$1,894,588,909

	Total		$198,405,441	$1,895,344,949

*	Represents a Party-In-Interest.

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND E)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	684,609	$684,609	$684,609

*	Colgate-Palmolive Co. Common Stock	585,649	$1,299,939	$45,657,196

	Total		$1,984,548	$46,341,805

*	Represents a Party-In-Interest.

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD WELLINGTON FUND (FUND J)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Vanguard Wellington Fund	1,611,816	$90,809,720

	Total		$90,809,720

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD INSTITUTIONAL INDEX FUND (FUND K)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Vanguard Institutional Index Fund	570,604	$76,540,864

	Total		$76,540,864

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EUROPACIFIC GROWTH FUND (FUND L)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Commingled Employee Benefit Trust Liquid Reserve Fund	3	$3

	Mutual Funds:

	EuroPacific Growth Fund	2,400,611	$122,119,101

	Total		$122,119,104

*	Represents a Party-In-Interest.

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

CORE PLUS FIXED INCOME FUND (FUND N)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Core Plus Fixed Income Fund	2,753,964	$28,062,896

	Total		$28,062,896

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NEUBERGER BERMAN GENESIS FUND (FUND O)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Neuberger Berman Genesis Fund	1,733,095	$81,750,069

	Total		$81,750,069

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

TCW GALILEO VALUE OPPORTUNITIES FUND (FUND P)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	TCW Galileo Value Opportunities Fund	1,740,524	$33,156,977

	Total		$33,156,977

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

T. ROWE PRICE GROWTH STOCK FUND (FUND Q)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	T. Rowe Price Growth Stock Fund	1,252,968	$42,174,915

	Total		$42,174,915

EIN: 13-1815595 PN: 003 SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EATON VANCE LARGE CAP VALUE FUND (FUND R)

AS OF DECEMBER 31, 2007

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Eaton Vance Large Cap Value Fund	724,332	$16,333,679

	Total		$16,333,679

	Plan Total		$2,691,625,283